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                                                                   EXHIBIT 99.C1


                                              January 13, 1998


PDR Services Corporation
c/o American Stock Exchange, Inc.
86 Trinity Place
New York, New York 10006

State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110



Ladies and Gentlemen:

     As counsel for PDR Services Corporation, as sponsor (the "Sponsor") and the American Stock Exchange, Inc. (the "Exchange"), we have examined an executed copy of the Trust Indenture dated January 13, 1998 (the "Indenture") and Standard Terms and Conditions of Trust, dated as of January 1, 1998 and effective January 13, 1998 (the "Agreement"), both between the Sponsor and State Street Bank and Trust Company, as trustee, (the "Trustee"). The Indenture established a trust called the DIAMONDS Trust, Series 1 (the "Trust") into which Spear, Leeds & Kellogg, LP as the initial depositor (the "Depositor") deposited certain stocks (the "Securities") and the Cash Component specified in Exhibit A to the Indenture, to be held by the Trustee upon the terms and conditions set forth in the Indenture and Agreement for the benefit of the Beneficial Owners (as defined in the Indenture and Agreement.

     In rendering this opinion we have assumed that the Trust intends to and will qualify for and elect tax treatment as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended (the "Code") and that the Trust will properly elect to be treated as an

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association taxable as a corporation (collectively, the "Elections").  We have also assumed that the gross annual payroll of the Trust will be $1,000,000 or less.

     Based upon the foregoing and upon an examination of such other documents and an investigation of such matters of law as we have deemed necessary, we are of the opinion that, under existing statutes and decisions:

     1. Assuming that the Elections are made and the Trust otherwise qualifies as a RIC, the Trust would not be subject to federal income tax on such part of its net income and capital gain, if any, as is timely distributed to Unitholders.

     2. The Trust will be subject to New York State and New York City franchise and general corporation tax. However, in any fiscal year in which the Trust qualifies as a RIC under Section 851 of the Code, and distributes all of its net income and capital gains to Unitholders, the sum of such New York State and New York City tax to which the Trust will be subject will not exceed $2,055.00.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-31247) relating to the Units referred to above.


                                                  Very truly yours,

                                                  Carter, Ledyard & Milburn



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